UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 19)

SWANK, INC.
(Name of Issuer)

____________________________Common Stock, $.10 par value per share__________________________
(Title of Class of Securities)

210-86971610
(CUSIP Number)

William D. Freedman, Esq., Troutman Sanders LLP
405 Lexington Avenue, New York, New York 10174
(212) 704-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 13 Pages)

SCHEDULE 13D
CUSIP No. 210-86971610	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The New Swank, Inc. Retirement Plan Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,043,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* EP
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 210-86971610	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Tulin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 507,327
	8	SHARED VOTING POWER 1,171,774
	9	SOLE DISPOSITIVE POWER 483,867
	10	SHARED DISPOSITIVE POWER 227,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 210-86971610	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James E. Tulin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 319,511
	8	SHARED VOTING POWER 1,071,214
	9	SOLE DISPOSITIVE POWER 293,312
	10	SHARED DISPOSITIVE POWER 127,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,518,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 210-86971610	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jerold R. Kassner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,485
	8	SHARED VOTING POWER 1,071,214
	9	SOLE DISPOSITIVE POWER 112,500
	10	SHARED DISPOSITIVE POWER 127,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,322,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 6 of 13 Pages

AMENDMENT NO. 19 TO JOINT FILING ON SCHEDULE 13D

OF

THE SWANK, INC. RETIREMENT PLAN TRUST
AND

JOHN TULIN, JAMES E. TULIN AND JEROLD R. KASSNER

WITH RESPECT TO SWANK, INC.

This filing is Amendment No. 19 to the Statement on Schedule 13D (as amended to date, the “Schedule 13D”) filed on behalf of The Swank, Inc. Retirement Plan Trust (the “Retirement Plan Trust”) and John Tulin, James E. Tulin and Jerold R. Kassner, trustees of the Retirement Plan Trust (the “Retirement Plan Trustees”), with respect to shares of the common stock, $.10 par value per share (the “Common Stock”), of Swank, Inc. (the “Corporation”).

On June 25, 2011, the Board of Directors of the Corporation appointed James E. Tulin and Jerold R. Kassner as additional trustees of The New Swank, Inc. Retirement Plan (the “Retirement Plan”), in part due to the death of a former trustee, Raymond Vise.  Also on June 25, 2011, the Board of Directors of the Corporation adopted and approved, and on June 27, 2011 the Corporation and the Retirement Plan Trustees executed and delivered, an amended and restated trust agreement, The New Swank, Inc. Retirement Plan Trust Agreement (the “Trust Agreement”).

      This Amendment No. 19 to Schedule 13D provides information with regard to the two new Retirement Plan Trustees, and the Trust Agreement is being filed as an exhibit to this Amendment No. 19. Except for the additional information with regard to the two new Retirement Plan Trustees, the filing of the Trust Agreement, and as otherwise provided herein, no changes have occurred to any of the items of this Schedule 13D from information last reported with respect to the respective items thereof.

1.           Item 1 of the Schedule 13D is hereby amended and restated to read as follows:

“Item 1.   Security and Issuer.

This statement relates to the Common Stock, $.10 par value per share (the “Common Stock”), of Swank, Inc., a Delaware corporation (the “Corporation”).  The principal executive offices of the Corporation are located at 90 Park Avenue, New York, New York 10016.”

2.             Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

Page 7 of 13 Pages

“Item 2.   Identity and Background.

      This statement is being filed on behalf of The New Swank, Inc. Retirement Plan Trust (the “Retirement Plan Trust”).  The Retirement Plan Trust was organized for the primary purpose of acquiring and owning shares of Common Stock for the benefit of eligible employees of the Corporation pursuant to The New Swank, Inc. Retirement Plan (the “Plan”).  The address of the Retirement Plan Trust is c/o the Corporation, 90 Park Avenue, New York, New York 10016.

      The trustees of the Retirement Plan Trust (the “Retirement Plan Trustees”) are John Tulin, Chairman and Chief Executive Officer of the Corporation, James E. Tulin, Senior Vice President of the Corporation, and Jerold R. Kassner, Executive Vice President, Chief Financial Officer, Secretary and Treasurer of the Corporation.  The business address of John Tulin is 90 Park Avenue, New York, New York 10016; the business address of James E. Tulin is 8800 North Gainey Center Drive, Scottsdale Arizona 85258; and the business address of Jerold R. Kassner is 656 Joseph Warner Boulevard, Taunton, Massachusetts 02780.  Each of the Retirement Plan Trustees is a citizen of the United States of America.

      During the last five years, none of the Retirement Plan Trust or the Retirement Plan Trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

3.         Item 4 of the Schedule 13 D is hereby amended by the addition of the following:

“Item 4.   Purpose of Transaction.

      On June 25, 2011, the Board of Directors of the Corporation appointed James E. Tulin and Jerold R. Kassner as additional trustees of Plan, in part due to the death of a former trustee, Raymond Vise.  Also on June 25, 2011, the Board of Directors of the Corporation adopted and approved, and on June 27, 2011 the Corporation and the Retirement Plan Trustees executed and delivered, an amended and restated trust agreement, The New Swank, Inc. Retirement Plan Trust Agreement (the “Trust Agreement”), a copy of which is filed as an exhibit to this statement. As a result of their respective appointments as Retirement Plan Trustees, James E. Tulin and Jerold R. Kassner, as well as John Tulin, a continuing trustee, each are considered to beneficially own certain of the shares of Common Stock owned by the Plan, as more particularly described in Item 5 of this statement.”

4.           Item 5 of the Schedule 13D is hereby amended by the addition of the following:

Page 8 of 13 Pages

“Item 5.   Interest in Securities of the Issuer.

“The following table sets forth information as of June 25, 2011 as to the shares of Common Stock beneficially owned by the Retirement Plan Trust and each of the Retirement Plan Trustees:

Name	Amount and Nature of Beneficial Ownership	Percent of Class
The New Swank, Inc. Retirement Plan	2,043,949(1)(2)	36.4%

John Tulin	1,806,437(3)(4)	31.9%

James E. Tulin	1,518,061(3)(5)	26.9%

Jerold R. Kassner	1,322,035(3)(6)	23.4%

________________________

(1)    This amount includes 845,399 shares of Common Stock allocated to participants' accounts in The New Swank, Inc. Retirement Plan (the "Retirement Plan") and as to which such participants may direct the trustees of the Retirement Plan as to voting on all matters.

(2)    This amount also includes 1,071,214 shares of Common Stock allocated to participants' accounts in the Retirement Plan as to which participants may direct the trustees as to voting only on certain significant corporate events and as to which the trustees may vote on all other matters in their discretion. Shares allocated to such accounts as to which no voting instructions are received are required to be voted in the same proportion as shares allocated to accounts as to which voting instructions are received.  This amount also includes 127,336 shares held in accounts under the Retirement Plan as to which participants may direct the trustees as to voting on all matters and may be disposed of in the discretion of the trustees.

(3)    John A. Tulin, our President and a director, Jerold R. Kassner, our Executive Vice President, Chief Financial Officer, Treasurer and Secretary, and James E. Tulin, our Senior Vice President- Merchandising and a director, are co-trustees of the Retirement Plan. This amount includes 1,071,214 shares held in accounts as to which the trustees have sole voting power as to certain matters (see footnote 2 above) and 127,336 shares held in accounts under the Retirement Plan which may be disposed of in the discretion of the trustees (see footnote 2 above).

(4)    This amount includes 1,060 shares owned by John Tulin's wife and 99,500 shares held jointly by him and his wife. John Tulin disclaims beneficial ownership of the shares held by his wife.  This amount also includes 50,729 shares allocated to his accounts under the Retirement Plan and 48,750 shares which Mr. Tulin has the right to acquire within 60 days upon the exercise of stock options.

(5)    This amount includes 142 shares held by James E. Tulin as custodian for his children, 37,500 shares which Mr. Tulin has the right to acquire within 60 days upon the exercise of stock options, and 55,230 shares allocated to his accounts under the Retirement Plan.

Page 9 of 13 Pages

(6)     This amount includes 37,500 shares which Mr. Kassner has the right to acquire within 60 days upon the exercise of stock options and 26,806 shares allocated to his accounts under the Retirement Plan.

Since March 4, 2011, the date of the last amendment to this Schedule 13D, to June 27, 2011, the Retirement Plan Trust distributed the following shares of Common Stock to employees of the Corporation pursuant to the terms of the Retirement Plan: 21,654 shares on March 28, 2011 and 15,925 shares on June 6, 2011.  Except as noted above, none of the Retirement Plan Trust or the Retirement Plan Trustees have effected any transactions in Common Stock during the past sixty days.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

“There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Retirement Plan Trustees and the Retirement Plan Trust or between the Retirement Plan Trust or the Retirement Plan Trustees and any other person with respect to any securities of the Corporation, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts, or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies except (a) the Amended and Restated Plan, (b) the Retirement Plan Trust, (c) the Stockholders Agreement dated March 1, 2006 among the Corporation, John Tulin and James E. Tulin, (d) an incentive stock option contract, dated February 28, 2008, between John Tulin and the Corporation, (e) an incentive stock option contract, dated February 28, 2008 between James E. Tulin and the Corporation, and (f) an incentive stock option contract, dated February 28, 2008 between Jerold R. Kassner and the Corporation.”

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.

2	The New Swank, Inc. Retirement Plan Trust dated June 27, 2011 among the Corporation and the Retirement Plan Trustees.

3
Incentive stock option contract, dated February 28, 2008 between James E. Tulin and the Corporation (Incorporated by reference to Exhibit 99.2 to the Corporation’s Current Report on Form 8-K, Commission File No. 1-5354, filed on March 5, 2008).

4
Incentive stock option contract, dated February 28, 2008 between Jerold R. Kassner and the Corporation (Incorporated by reference to Exhibit 99.5 to the Corporation’s Current Report on Form 8-K, Commission File No. 1-5354, filed on March 5, 2008).

Page 10 of 13 Pages

SIGNATURES

After reasonable inquiry and the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   June 28, 2011

The New Swank, Inc. Retirement Plan

By:	/s/ John Tulin, Trustee
John Tulin, Trustee

/s/ John Tulin
John Tulin

/s/ James E. Tulin
James E. Tulin

/s/ Jerold R. Kassner
Jerold R. Kassner

Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

2	The New Swank, Inc. Retirement Plan Trust (as amended and restated as of June 27, 2011)

3
Incentive stock option contract, dated February 28, 2008 between James E. Tulin and the Corporation (Incorporated by reference to Exhibit 99.2 to the Corporation’s Current Report on Form 8-K, Commission File No. 1-5354, filed on March 5, 2008).

4
Incentive stock option contract, dated February 28, 2008 between Jerold R. Kassner and the Corporation (Incorporated by reference to Exhibit 99.5 to the Corporation’s Current Report on Form 8-K, Commission File No. 1-5354, filed on March 5, 2008).

Page 13 of 13 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the amendment to the statement on Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 28th day of June 2011.

The New Swank, Inc. Retirement Plan

By:	/s/ John Tulin, Trustee
John Tulin, Trustee

/s/ John Tulin
John Tulin

/s/ James E. Tulin
James E. Tulin

/s/ Jerold R. Kassner
Jerold R. Kassner

EXHIBIT 2

THE NEW SWANK, INC. RETIREMENT PLAN TRUST AGREEMENT

THIS TRUST AGREEMENT made as of the 27th day of June, 2011, by and between SWANK, INC., a Delaware corporation (hereinafter called the “Company”), and JOHN A. TULIN, JAMES E. TULIN and JEROLD R. KASSNER (hereinafter collectively called the “Trustee”; each, an “Individual Trustee”).

W I T N E S S E T H:

WHEREAS, the Company adopted the Swank, Inc. Employee Stock Ownership Plan amended and restated effective January 1, 1985 (“Prior ESOP No. 1”); the Swank, Inc. Employee Stock Ownership Plan No.2 amended and restated effective January 1, 1985 (“Prior ESOP No. 2”; “Prior ESOP No. 1” and “Prior ESOP No. 2” are hereinafter collectively referred to as the “Prior ESOPs”) and the Swank, Inc. Savings Plan, amended and restated effective January 1, 1985 (“Prior 401(k) Plan”); and

WHEREAS, in connection with Prior ESOP No. 1, the Company entered into a trust agreement known as the Swank, Inc. Employees’ Stock Ownership Trust (the “Prior ESOP No. 1 Trust”); in connection with Prior ESOP No. 2, the Company entered into a trust agreement known as the Swank, Inc. Employees’ Stock Ownership Trust No. 2 (the “Prior ESOP No. 2 Trust”); and in connection with the Prior 401(k) Plan, the Company entered into a trust agreement known as the Swank, Inc. Savings Trust (the “Prior 401(k) Trust”); and

WHEREAS, the Company merged the Prior ESOPs with the Prior 401(k) Plan (the “Merger”) and restated the Prior ESOPs and the Prior 401(k) Plan as one plan to be known as the New Swank, Inc. Retirement Plan (the “Plan”); and

WHEREAS, the Company amended and restated the Plan effective as of January 1, 2011; and

WHEREAS, the Company further desires to amend and restate this trust agreement (hereinafter called the “Trust Agreement”) to incorporate changes made under the amended and restated Plan, to reflect a change in the Trustees, and to make certain other technical changes.

NOW, THEREFORE, the Company does hereby amend and restate this Trust Agreement, effective as of the day and year first above written, to read and provide as follows:

ARTICLE I

ESTABLISHMENT OF THE TRUST

A.   The Company hereby establishes with the Trustee a trust fund consisting of amounts held under the Plan, and such earnings, profits, increments, additions and appreciation thereto and thereon as may accrue from time to time.  All such sums of money and property, all investments made therewith or proceeds thereof, and all earnings, profits, increments, appreciation and additions thereto and thereon, less the payments which shall have been made by the Trustee, as authorized herein to carry out the Plan, are referred to herein as the “Fund.”

B.   The Trustee shall not be responsible for the collection of any contributions required by the Plan to be paid by any Employer to the Trustee.

C.   It shall be the duty of the Trustee hereunder:

 (1)   To hold, to invest, to reinvest, to manage, and to administer the Fund in accordance with the provisions of the Plan and this Trust Agreement, and

 (2)   From time to time, in accordance with procedures established by the Committee, to make payments out of the Fund to such persons, in such manner, in such amounts, and for such purposes as may be specified in such procedures.

D.   Except as may be otherwise provided in the Plan or Article VIII hereof, under no circumstance shall any Employer have any right, title, interest, claim or demand whatsoever in or to the Fund held by the Trustee, other than the right to a proper application thereof and accounting therefor by the Trustee as provided herein.

ARTICLE II

INVESTMENT OF THE FUND

A.   The Trustee shall invest and reinvest the principal and income of the Fund and keep the same invested without distinction between principal and income. Except if directed by the Committee to purchase Qualifying Employer Securities or to establish separate investment funds pursuant to Sections 5.2, 5.3 or 5.4 of the Plan, and except as provided in Article II.B. below, the selection and retention or disposition of any investment shall be determined by the Trustee.

B.   The Trustee or the Company, through its Board of Directors, or the Committee may appoint an Investment Manager (as defined in the Plan) which Investment Manager, in its sole discretion, shall have authority with respect to the investment of that portion of the Fund over which the Trustee, the Company or the Committee shall grant the Investment Manager investment control. The Trustee shall be under no obligation to invest or otherwise manage any asset of the Fund which is subject to the management of an Investment Manager.

  (1)   If an Investment Manager is appointed, the Company or the Trustee, as the case may be, may delegate to such Investment Manager those powers of the Trustee as may be specified in any agreement between the Trustee or the Company and the Investment Manager.

  (2)   If an Investment Manager is appointed, the Trustee shall not be liable for the acts or omissions of the Investment Manager unless the Trustee participates knowingly in, or knowingly undertakes to conceal, an act or omission of the Investment Manager which is a breach of fiduciary responsibility.

  (3)   If an Investment Manager is appointed, the Investment Manager shall be directed to act in accordance with the Plan’s funding policy and solely in the interest of the Plan Participants and their beneficiaries and for the exclusive purpose of providing benefits to such individuals and to defray reasonable expenses of administering the Plan, and to act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

C.   Except to the extent set forth in Sections 5.2, 5.3, 5.4 and 5.6 of Plan, and except as may be otherwise provided in the Plan or in this Trust Agreement with respect to Qualifying Employer Securities, the Trustee shall have the following powers in addition to the powers customarily vested in trustees by law and in no way in derogation thereof:

  (1)   With any cash at any time held by the Trustee, to purchase or subscribe for any Authorized Investment (as defined in Article II.D below), and to retain such Authorized Investment in trust.

  (2)   To sell for cash or on credit, convert, redeem, exchange for another Authorized Investment, or otherwise dispose of, any Authorized Investment at any time held by the Trustee.

  (3)   To retain uninvested all or part of the Fund and to deposit the same in any banking or savings institution.

  (4)   To exercise any options appurtenant to any Authorized Investment in which the Fund is invested for conversion thereof into another Authorized Investment, or to exercise any rights to subscribe for additional Authorized Investments, and to make all necessary payments therefor.

  (5)   To join in, consent to, dissent from, oppose, or deposit in connection with, the reorganization, recapitalization, consolidation, sale, merger, foreclosure, or readjustment of the finances of any corporations or properties in which the Fund may be invested, or the sale, mortgage, pledge or lease of any such property or the property of any such corporation upon such terms and conditions as the Trustee may deem wise, to do any act (including the exercise of options, making of agreements or subscriptions, and payment of expenses, assessments, or subscriptions) which may be deemed necessary or advisable in connection therewith; and to accept any Authorized Investment which may be issued in or as a result of any such proceeding, and thereafter to hold the same.

  (6)   To vote, in person or by general or limited proxy, at any election of any corporation in which the Fund is invested, and similarly to exercise, personally or by a general or limited power of attorney, any right appurtenant to any Authorized Investment held in the Fund.

  (7)   To sell, either at public or private sale, option to sell, mortgage, lease for a term of years less than or continuing beyond the possible date of the termination of the trust created hereunder, partition or exchange any real property which may from time to time or at any time constitute a portion of the Fund, for such prices and upon such terms as the Trustee may deem best, and to make, execute and deliver to the purchasers thereof good and sufficient deeds of conveyance therefor and all assignments, transfers and other legal instruments, either necessary or convenient for passing the title and ownership thereof to the purchaser, free and discharged of all trusts and without liability on the part of such purchasers to see to the proper application of the purchase price.

  (8)   To repair, alter or improve any buildings which may be on any real estate forming part of the Fund, or to erect entirely new structures thereon.

  (9)   To renew or extend or participate in the renewal or extension of any mortgage, upon such terms as the Trustee may deem advisable, and to agree to a reduction in the rate of interest on any mortgage or to any other modification or change in the terms of any mortgage or of any guarantee pertaining thereto, in any manner and to any extent that the Trustee may deem advisable for the protection of the Fund or the preservation of the value of the investment; to waive any default, whether in the performance of any covenant or condition of any mortgage or in the performance of any guarantee, or to enforce any such default in such manner and to such extent as the Trustee may deem advisable; to exercise and enforce any and all rights to foreclosure, to bid in property on foreclosure, to take a deed in lieu of foreclosure with or without paying a consideration therefor, and in connection therewith to release the obligation on the bond secured by such mortgage; and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies in respect to any mortgage or guarantee.

  (10)   To purchase Authorized Investments at a premium or discount.

  (11)   To employ suitable agents and counsel and to pay their reasonable expenses and compensation.

  (12)   To borrow or raise moneys, for the purposes of the Fund, in such amount and upon such terms and conditions as the Trustee may deem advisable, and for any sum so borrowed to issue the Trustee’s promissory note as trustee and to secure the repayment thereof by pledging or mortgaging all or any part of the Fund. No person lending money to the Trustee shall be bound to see to the application of the money lent or to inquire into the validity, expediency or propriety of any such borrowing.

  (13)   To cause any investment in the Fund to be registered in, or transferred into, the Trustee’s name as trustee or the name of a nominee or nominees or to retain them unregistered or in form permitting transfer by delivery, but the books and records of the Trustee shall at all times show that all such investments are part of the Fund, and the Trustee shall be fully responsible for any misappropriation or defalcation in respect of any investment held by a nominee or held in unregistered form.

  (14)   To apply for, purchase, hold, transfer, pay premiums on, surrender and exercise all incidents of ownership of any insurance, investment or annuity contract which the Trustee is directed to purchase from an insurance company by the Committee.

  (15)   To do all acts which the Trustee may deem necessary or proper and to exercise any and all powers of the Trustee under this Trust Agreement upon such terms and conditions which the Trustee may deem are for the best interests of the Fund.

D.   “Authorized Investment” as used in this Article II shall mean bonds, debentures, notes, or other evidences of indebtedness; stocks (regardless of class), or other evidences of ownership, in any corporation, mutual investment fund, investment company, association, real estate investment trust or business trust; options to acquire securities of any kind; general or limited partnership interests; precious jewels or metals; works of art of any kind; insurance, investment or annuity contracts issued by an insurance company; and real and personal property of all kinds, including leaseholds on improved and unimproved real estate. “Authorized Investment” shall not be limited to that class of investments which are defined as legal investments for trust funds under the laws of any state.

E.   Notwithstanding any provision herein to the contrary, the Trustee shall acquire or dispose of (i) shares held in Old ESOP Voting Shares Contributions Account, New ESOP Voting Shares Contributions Account and KSOP Voting Shares Contributions Account, and shall vote or exercise voting or other rights appurtenant thereto, solely in accordance with the provisions of Section 5.3 of the Plan; and (ii) shares held in Old ESOP Non-Voting Shares Contributions Account, New ESOP Non-Voting Shares Contributions Account and KSOP Non-Voting Shares Contributions Account, and shall vote or exercise voting or other rights appurtenant thereto, solely in accordance with the provisions of Section 5.4 of the Plan.

F.   The Trustee may enter into an agreement with any bank or trust company or any other party to act as custodian with respect to the assets of the Fund.

ARTICLE III

ACCOUNTS TO BE KEPT AND RENDERED BY THE TRUSTEE

A.   The Trustee shall keep accurate and detailed accounts of all investments, receipts and disbursements and other transactions hereunder, accounting separately for each Account as described in Section 1.1 of the Plan, including such specific records as shall be agreed upon in writing between the Committee and the Trustee.  All accounts, books and records relating thereto shall be open to inspection and audit by any person or persons designated by the Committee or the Company, at all reasonable times.

B.   Within a reasonable period of time following the close of each Plan Year and within a reasonable period of time after the effective date of the removal or resignation of the Trustee, the Trustee shall deliver, or shall have delivered, to the Committee and the Company a written account, setting forth all investments, receipts and disbursements, and other transactions effected during such Plan Year or during the period from the close of the last preceding Plan Year to the date of such removal or resignation, including a description of all securities and investments purchased and sold with the cost or net proceeds of such purchases or sales, and showing all cash, securities and other property held at the end of such Plan Year or as of the date of removal or resignation, as the case may be.  Such report shall include a valuation of the Fund in accordance with Article III.D below.  Neither the Company nor the Committee nor any other person shall have the right to demand or to be entitled to any further or different accounting by the Trustee.

C.   If so requested by the Committee, the Trustee shall maintain a separate bookkeeping account or accounts for each Participant and shall allocate to such Participant’s  accounts the Employer contributions, the net income of the Fund and any forfeitures as provided in the Plan.

D.   The Trustee shall determine the market value of the Fund as of the last business day of each Plan Year in accordance with the terms of the Plan and at such other times as may be necessary under the Plan.

ARTICLE IV

THE TRUSTEE

A.   The Trustee accepts the trust hereby created and agrees to perform the duties of the Trustee hereunder, subject, however, to the following conditions:

  (1)   Any action taken pursuant to a direction, request or approval given by the Committee under the powers conferred upon it under the Plan or this Trust Agreement shall be evidenced by delivery to the Trustee of a statement in writing signed by the Committee or authorized member thereof.

  (2)   The Trustee shall receive as compensation for services such amounts as may be agreed upon at the time of execution of this Trust Agreement, subject to change at any time and from time to time by agreement between the Company and the Trustee; provided, however, no Individual Trustee who is a full time employee of any Employer shall receive compensation for services hereunder other than reimbursement for expenses. The Trustee’s compensation and any other proper expense of the Fund, including, but not limited to, counsel fees payable hereunder, shall be paid out of the Fund unless paid by the Employers.

  (3)   As between the Trustee and persons dealing with the Trustee on any matter regarding this Agreement or the Plan, the claims of such persons shall be limited to the assets of the Fund, and the Trustee shall not be responsible in an individual capacity or from individual assets for any claims in connection therewith. Except for liability resulting from gross negligence or willful misconduct, the Company shall, to the full extent permitted by law, indemnify and hold harmless each Individual Trustee who is an employee or a member of the Board of Directors of an Employer against all liability incurred in connection with the control, management, administration and operation of the Plan and with respect to the appointment and performance of an Investment Manager.

  (4)   The Trustee need not engage in litigation unless first indemnified against expense by the Company. The Trustee may consult with any legal counsel, including counsel for the Company, with respect to the meaning or construction of this Trust Agreement, its obligations or duties hereunder, or any action or proceeding or any question of law. In any action taken or omitted by the Trustee in good faith pursuant to the written advice of the Company’s counsel, the Company shall indemnify and hold the Trustee harmless against litigation expenses and attorneys’ fees occasioned by such action.

B.   Upon the appointment or change of the Committee, and upon the appointment or change by the Committee of an authorized member to deliver written statements to the Trustee, the Company or the Committee, as the case may be, shall advise the Trustee in writing thereof, and the Trustee shall be fully protected in assuming that there has been no change until so advised by the Company or the Committee.

C.   The Trustee or any Individual Trustee may resign and be discharged of the trusts hereby created upon written notice to the Company specifying the effective date thereof, which effective date shall be at least 60 days after the notice to the Company unless it be coincident with the appointment by the Company of a successor Trustee or successor Individual Trustee, as hereinafter provided. The Trustee or any Individual Trustee may at any time be removed by action of the Board of Directors of the Company by written notice delivered to the Trustee or an Individual Trustee specifying an effective date not earlier than the last day of the month following the month in which such notice is delivered. If the Trustee or an Individual Trustee should resign or be removed, the Trustee or Individual Trustee shall be reimbursed for all proper prior expenses and shall receive compensation for prior services in accordance with the terms hereof and the schedule of compensation then in effect.

D.   Upon the resignation or removal of the Trustee or an Individual Trustee, a successor shall be appointed by action of the Board of Directors of the Company; provided, however, a successor need not be so appointed as long as there is at least one individual Trustee hereunder.

E.   Upon the effective date fixed in accordance with Article IV.C. above, the retiring Trustee or Individual Trustee shall deliver the Fund then held hereunder, together with all records pertaining thereto, to a successor. The retiring Trustee or Individual Trustee shall also, as of the date of transfer of the Fund to a successor, file with the Company and the Committee an account and statement, which shall comply with the requirements of Article III.B. above.

F.   The Company may, by action of its Board of Directors, from time to time change the number of Individual Trustees hereunder and appoint additional individual Trustees to fill the vacancies caused by any such increase. An Individual Trustee may be a member of the Board of Directors, an officer or an employee of an Employer.

G.   The Trustee may allocate such rights, responsibilities and powers, other than the responsibility to manage and control the Fund, between or among the Individual Trustees as shall from time to time be deemed appropriate provided such allocation is set forth and acknowledged in writing by all Trustees.

H.   Except to the extent specifically provided to the contrary herein, any action of the Trustee shall be determined by majority vote of the Individual Trustees. In lieu of a meeting of the Individual Trustees, action by the Trustee may be taken pursuant to written consent of a majority of the Individual Trustees. Any one of the Individual Trustees designated in writing by the Individual Trustees may execute binding documents on behalf of the Trustee.

ARTICLE V

CONCERNING INSURANCE COMPANIES

A.   If, on any occasion as provided in the Plan, the Trustee shall be directed to purchase an insurance, investment or annuity contract from an insurance company, no such insurance company shall be deemed a party to this Trust Agreement. It shall have no obligation to determine that any person with respect to whom the Trustee makes an application for a contract is, in fact, eligible for benefits or participation under the Plan, nor shall the insurance company have any obligation to determine any fact, the determination of which is necessary or desirable for the proper issuance of such contracts. The insurance company shall be fully protected in acting upon any advice, representation, or other instrument executed by the Trustee. The responsibilities of the insurance company shall be limited to the terms of its policies or contracts. Notice of modification, change or termination of this Trust Agreement shall not be effective notice to the insurance company until actual receipt thereof at its home office. The insurance company may expect this Trust Agreement to continue in force as is, and the named Trustee to continue as the Trustee under this Trust Agreement until notified otherwise in writing at its home office.

B.   A certification in writing to the insurance company, by the Trustee or the Committee as to the occurrence of any event contemplated by this Trust Agreement or the Plan shall constitute conclusive evidence of such occurrence, and the insurance company shall be fully protected in accepting and relying upon such certification and shall incur no liability or responsibility for so doing.

C.   The insurance company shall not be responsible to see that any action taken by the Trustee with respect to any contract or policy is authorized by the terms of this Trust Agreement or the Plan. Any change made or action taken by the insurance company under any contract or policy upon the written direction of the Trustee shall fully discharge the insurance company from all liability with respect thereto, and the insurance company shall not be obligated to see to the distribution or further application of any moneys paid by it to the Trustee or in accordance with the written direction of the Trustee.

ARTICLE VI

EXEMPT LOANS -- ESOP PROVISIONS

A.   If the Trustee engages in an Exempt Loan (as defined in the Plan), the terms thereof and use of proceeds must satisfy the conditions of this Article VI, as follows:

  (1)   The proceeds of an Exempt Loan must be used within a reasonable time after receipt to acquire Qualifying Employer Securities or to repay the Exempt Loan or a prior Exempt Loan.

  (2)   The Qualifying Employer Securities acquired with the proceeds of an Exempt Loan must not be subject to a disposition restriction, other than a restriction imposed by federal or state securities law or a right of first refusal in accordance with Section 7.2 of the Plan.

  (3)   The interest rate on the Exempt Loan must be reasonable in light of valuation and market factors then existing.

  (4)   The Exempt Loan must be without recourse against the Fund. The only Fund assets which may be given as collateral are the Qualifying Employer Securities acquired with the Exempt Loan proceeds or Qualifying Employer Securities which were used as collateral for a prior Exempt Loan repaid with the current Exempt Loan. No person entitled to payment under the Exempt Loan shall have any rights to the Fund other than in (a) the collateral given, if any, (b) Employer contributions made to meet the obligation, other than contributions made in Qualifying Employer Securities, and (c) earnings attributable to the collateral referred to in clause (a) and contributions referred to in clause (b).

  (5)   Repayment of the Exempt Loan in any Plan Year is limited to Employer contributions (less contributions made in Qualifying Employer Securities) plus earnings for all Plan Years to date less payments in prior Plan Years. The Trustee shall keep separate records to account for contributions and earnings until the Exempt Loan is repaid.

  (6)   If the Plan defaults, the value of Plan assets transferred to satisfy the Exempt Loan may not exceed the amount of default. If the Exempt Loan was made by a “disqualified person” within the meaning of Section 4975 of the Code, the Plan’s transfer of assets must be limited to the extent of the Plan’s failure to meet the Exempt Loan payment schedule.

  (7)   The Exempt Loan must be for a specified term and may not be payable on demand of any person, except in the case of default.

  (8)   All Qualifying Employer Securities acquired with the proceeds of an Exempt Loan initially shall be held unallocated in a suspense account. If the Qualifying Employer Securities are not pledged as collateral for the Exempt Loan, they shall be removed from the suspense account and be allocated to Participants as provided in Section 5.3(b) of the Plan. If the Qualifying Employer Securities are pledged as collateral for the Exempt Loan, the Exempt Loan must provide that for each Plan Year during its term the number of shares of each class of Qualifying Employer Securities released from the suspense account and the encumbrance of the collateral pledge must equal the number of encumbered shares held in the suspense account immediately before the release multiplied by a fraction, the numerator of which is Exempt Loan principal and interest paid for the Plan Year and the denominator of which is the sum of such payments for the current and all future Plan Years. The term of the Exempt Loan must be definitely ascertainable and, for purposes hereof, extensions or renewal periods shall not be considered. If the interest rate is variable, future interest to be paid shall be determined based on the rate in effect on the last day of the Plan Year. Notwithstanding the foregoing, the release from the suspense account may be determined with reference to principal payments only if (a) the Exempt Loan provides for annual payments of principal and interest at a cumulative rate that is not less rapid at any time than level annual payments of such amounts for ten years and (b) interest included in any payment is disregarded only to the extent that it would be determined to be interest under standard loan amortization tables; however, the alternative permitted under this sentence is not applicable from the time that by reason of a renewal, extension or refinancing, the sum of the expired duration of the Exempt Loan, the renewal period, the extension period and the duration of a new Exempt Loan exceeds ten years.

B.   In addition to the foregoing, the Trustee shall not engage in any Exempt Loan which does not satisfy the provisions of the Plan applicable thereto.

ARTICLE VII

AMENDMENTS TO TRUST AGREEMENT – DISCONTINUANCE OF PLAN

A.   The provisions of this Trust Agreement may be amended at any time and from time to time by action of the Board of Directors of the Company provided that:

  (1)   No such amendment shall be effective unless the Plan and the Trust Agreement, as so amended, shall be for the exclusive benefit of employees of the Employer who are Participants of the Plan, or their beneficiaries.

  (2)   No such amendment shall operate to deprive a Participant of any rights or benefits irrevocably vested in him under the Plan or Trust Agreement prior to such amendment.

  (3)   No such amendment which may affect the Trustee shall be effective without the consent of the Trustee.

  (4)   Each such amendment shall be effective when adopted by the Board of Directors of the Company and filed with the Trustee, except that where the consent of the Trustee is required, such amendment shall not become effective until each Individual Trustee has given consent by approving the copy of the amendment filed with the Trustee.

B.   In the event of termination of this Trust Agreement, the Trustee shall continue to hold the Fund in trust to be applied and distributed in accordance with the Plan.

ARTICLE VIII

RETURN OF CONTRIBUTIONS

A.   Notwithstanding any provision of the Plan or the Trust Agreement, all Employer contributions shall be conditioned upon deductibility thereof under applicable provisions of the Code. To the extent deduction of any such contribution determined by the Company in good faith to be deductible is disallowed, the Trustee, at the direction of the Company, shall return to the Employer that portion of its contribution, without increase for investment earnings but with decrease for investment losses, if any, which has been disallowed within one year after the disallowance of the deduction.

B.   In the case of an Employer contribution made by a good faith mistake of fact, the Trustee shall return to such Employer the erroneous portion of its contribution, without increase for investment earnings, but with decrease for investment losses, if any, within one year after payment of the contribution to the Fund.

C.   No return of contribution shall be made under this Article VIII which would cause the value of a Participant’s Account Balance attributable to Employer contributions to be less than the value of a Participant’s Account Balance had the erroneous contribution not been made.

D.   No return of contribution shall be made under this Article VIII which adversely affects the Plan’s qualified status under regulations, rulings or other published positions of the Internal Revenue Service.

E.   In the event there is a determination that the Plan does not qualify under Section 401 of the Code, all assets of the Plan then held by the Trustee shall be returned to the Employer by the Trustee.

ARTICLE IX

MISCELLANEOUS PROVISIONS

A.   Any person dealing with the Trustee may rely upon a copy of this Trust Agreement and any amendments thereto, certified to be a true and correct copy by the Trustee.

B.   Except as provided in the Plan or Article VIII hereof, under no circumstance, whether upon amendment or termination of this Trust Agreement, or otherwise, shall any part of the Fund be used for or diverted to any purpose other than the exclusive benefit of employees of the Employer who are Participants under the Plan, or their beneficiaries.

C.   The Plan and each provision thereof is hereby incorporated by reference and shall, for all purposes, be deemed a part of this Trust Agreement.

D.   The term “Plan” whenever used herein shall mean the Plan as amended, revised or changed from time to time, and the Company will cause a copy of any amendment or a copy of the Plan as amended, revised or changed in any way from time to time to be delivered to the Trustee for incorporation herein by reference.

E.   Any term used herein which is defined in the Plan shall be considered to have the same meaning as in the Plan unless the contrary is clearly indicated.

F.   This Trust Agreement shall be construed, enforced and regulated under the laws of the State of New York, except to the extent such laws are superseded by the Employee Retirement Income Security Act of 1974, as amended.

(signatures on following page)

IN WITNESS WHEREOF, the Company has caused this Trust agreement to be executed and its corporate seal to be hereunto affixed and attested, and each Individual Trustee has hereunder set his hand as of the day and year first above written.

SWANK, INC.

By:	/s/ John Tulin

Title:	Chairman

Attest:	Christine Myerson

(Corporate Seal)

TRUSTEES:

/s/ John Tulin
John A. Tulin

/s/ James E. Tulin
James E. Tulin

/s/ Jerold R. Kassner
Jerold R. Kassner